

07005605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 1 2007
210

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kabrik Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 814
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Conlin, Jr. 212-825-4000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I James A. Conlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kabrik Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



OFFICIAL SEAL
XIOMARA A. FLORES
NOTARY PUBLIC - NEW JERSEY
MORRISTOWN COUNTY
My Comm. Expires Feb. 25, 2011

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Members' Equity.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kabrik Trading, LLC
Statement of Financial Condition
December 31, 2006

Assets		
Receivable from brokers and dealers	$	481,448
Prepaid expenses and other assets		27,444
Deferred tax asset		1,100
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $290,844		23,965
Security deposit		18,288
Total assets	**$**	**552,245**
Liabilities and Members' Equity		
Bank overdraft	$	13,147
Loan payable, bank		30,000
Accrued salaries and profit sharing		13,596
Accrued expenses and other liabilities		169,387
Capital lease payable		3,789
		229,919
Liabilities subordinated to claims of general creditors		250,000
Total liabilities		479,919
Commitments		
Members' equity		72,326
Total liabilities and members' equity	**$**	**552,245**

The accompanying notes are an integral part of this financial statement.

1. Organization

Kabrik Trading, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange and National Association of Securities Dealers ("NASD"). The Company principally engages in agency-only trade execution transactions through direct access on the New York Stock Exchange floor and NASDAQ execution and program and basket trading utilizing the Company's trading desk.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis. The difference between recording securities transactions on a trade date basis and a settlement date basis has been considered and determined to be immaterial.

Income Taxes

The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not itself subject to Federal and State income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. Receivable From Brokers and Dealers

Receivable from brokers and dealers consists of the following:

Deposit at clearing broker	$	100,000
Commissions received held at clearing broker		6,012
Commission receivable		375,436
	$	481,448

4. Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2006 are as follows:

Subordinated equity, 10%, due February 28, 2008 to member	$ 125,000
Subordinated equity, 10%, due February 28, 2008 to member	125,000
	$ 250,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid. Interest expense was $25,000 for the year ended December 31, 2006.

In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2006, the Company's debt-equity ratio was 0%.

5. Loan Payable, Bank

On September 8, 2006, the Company established a credit line with J.P. MorganChase. The line of credit was for $85,000. At December 31, 2006, the Company had $30,000 outstanding on the line of credit. The credit facility is available through September 2008 and is reviewed annually. The interest rate (prime) at December 31, 2006 was 9.75%.

6. Members' Equity

At December 31, 2006, the Company has Class A, Class B and Class C units which consisted of the following:

	Equity	Number of Units	Profit and Loss
Class A voting	$ (76,402)	100	50%
Class B nonvoting	(226,272)	100	50
Class C nonvoting	375,000	15	0
	$ 72,326		**100%**

7. Leases

Operating

The Company is obligated under a noncancellable operating lease for its office in New York. The lease expires July 31, 2007 and contains provisions for escalation based on increases in certain costs incurred by the landlord. The Company is currently seeking new space.

A schedule of future annual minimum rental payments due is as follows:

Year Ending December 31,	Lease Payments
2007	**$ 58,768**

Capital leases

The Company is the lessee of equipment under capital leases expiring 2007. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated productive lives.

Following is a summary of property held under capital leases at December 31, 2006:

Computer equipment	**$ 24,836**
Less: Accumulated depreciation	**21,047**
	$ 3,789

Minimum future lease payments under capital leases as of December 31, 2006 for the remaining year are:

Year Ended December 31, 2007	Amount
Total Minimum Lease Payments	$ 3,942
Less: Amount representing interest	153
Present Value of Net Minimum Lease	$ 3,789

Interest rate on capitalized leases is 10.0% imputed based on the lessors implicit rate of return.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of 1/15 of aggregate indebtedness or $5,000. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $192,849, which exceeded the required minimum net capital of $15,328 by $177,521. Aggregate indebtedness at December 31, 2006 totaled $229,919. The ratio of aggregate indebtedness to net capital was 1.19 to 1.

9. Commitments and Contingencies

The Company is subject to claims which arise in the ordinary course of business. Counsel believes the Company has meritorious defenses to such claims. It is the opinion of management that the disposition or ultimate resolution of such claims will not have a materially adverse effect on the financial position of the Company.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

11. Seat Lease

The Company had leased four seats on the New York Stock Exchange ("NYSE"). The lease payments were guaranteed by the Company. On March 7, 2006, the effective date of the NYSE merger with Archipelago Holdings, Inc., all NYSE seat leases were terminated. The Company is now required to have a trading license issued by the NYSE to effect transactions on the floor of the exchange or through any facility thereof. Only qualified and approved member organizations may acquire and hold trading licenses. The licenses became effective upon the close of the merger. Costs associated with these trading licenses became effective upon the close of the merger. Costs associated with these trading licenses are paid to the NYSE.

12. Income Taxes

The Company files income taxes as if it is a partnership and is therefore not subject to Federal and State income taxes. However, the Company is subject to New York City unincorporated business tax.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, treated differently for financial statement and income tax reporting purposes. Deferred tax asset consists of the following at December 31, 2006:

Depreciation	$ 1,100

13. Profit-Sharing Plan

The Company sponsors a defined contribution 401(k) profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Employees qualify for benefits upon reaching the age of 65. Vesting begins at 25% after one year of service, 50% after two years, and 100% after the third year. The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

Contributions to the plan by the Company are determined at year end.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Members of
Kabrik Trading, LLC

We have audited the accompanying statement of financial condition of Kabrik Trading, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kabrik Trading, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END